Algernon Neuroscience Inc.

400 - 601 West Broadway
Vancouver, British Columbia, Canada V5Z 4C2

March 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jimmy McNamara

 Re: Algernon Neuroscience Inc.

 Offering Statement on Form 1-A

 File No. 024-12117

Ladies and Gentlemen:

On behalf of Algernon Neuroscience Inc. (the "Company"), I hereby request qualification of the above-referenced Offering Statement at 4:00 p.m. Eastern Time on Wednesday, March 8, 2023, or as soon thereafter as is practicable.  The participant in the Company's offering received a no objections letter from FINRA on February 8, 2023.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP, by calling Stephen Cohen at (212) 653-8166.

Sincerely,

Algernon Neuroscience Inc.

By:	/s/ Christopher J. Moreau
Name:	Christopher J. Moreau
Title:	Chief Executive Officer